FOR IMMEDIATE RELEASE       Contact: Guy T. Marcus       Dirk Vande Beek
April 22, 1998                       V.P.-Inv. Rel.      Media Relations
                                     (214) 978-2691      (713) 676-8097


             HALLIBURTON 1998 FIRST QUARTER NET INCOME UP 42 PERCENT

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) today announces 1998 first quarter net income of $117.8 million ($ .44 per share diluted), a 42 percent increase compared to 1997 first quarter net income of $83.0 million ($
 .32 per share diluted). Halliburton's consolidated revenues for the 1998 first quarter increased 24 percent to $2.4 billion, compared to the year earlier quarter. Strong financial performance by the Energy Group business segment positively impacted the company's consolidated revenues and net income.
         The Energy Group's 1998 first quarter revenues totaled $1.6 billion, an increase of 42 percent compared to the 1997 first quarter. Revenue growth was particularly strong in international markets where revenues increased by more than 50 percent from a year ago. The business segment's 1998 first quarter operating income increased to $185 million, 58 percent higher than last year's first quarter. The strong operating income increase improved the Energy Group's operating margin to 11.6 percent in the 1998 first quarter, compared to 10.5 percent last year. The Energy Group's financial results benefitted from strong revenue growth by the Halliburton Energy Services and Brown & Root Energy Services business units during the 1998 first quarter.

                                     -more-

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

Halliburton Company                  -2-
         The Engineering and Construction Group's 1998 first quarter revenues, operating income and operating margins were $766.1 million, $28.8 million and 3.8 percent, respectively. The business segment's financial results were about the same as the year ago quarter. Financial results in the 1998 first quarter were flat largely due to restructuring actions taken by the
Group to exit from the environmental business and lower levels of pulp and paper industry activities. Also, a later than expected start-up of a contract to refit United Kingdom submarines at the company's Devonport Royal Dockyard, as well as the continued wind-down of a contract to provide logistical support services to U.S. troops stationed in Bosnia, reduced the Engineering and Construction Group's revenues.
         Dick Cheney, Halliburton Company's chairman of the board and chief executive officer, said, "The Energy Group continued strong worldwide growth in the 1998 first quarter, with revenues increasing by 42 percent. This growth increased our capacity utilization and favorably impacted profit margins. We look for continued Energy Group progress during the balance of 1998.
         "Our Engineering and Construction business is positioned for improved performance as the year progresses. The total engineering and construction backlog at March 31, 1998 was $7.0 billion, an increase of 20 percent compared to a year ago, which will contribute favorably to future financial results.
         "In summary, the management team at Halliburton believes the opportunities for the future are excellent. Customers worldwide are continuing to implement plans for multi-year projects in order to meet anticipated long-term market needs."

                                     -more-

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Halliburton Company                     -3-

         Halliburton   Company  is  one  of  the   world's  largest  diversified
energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                       ###


         NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the companies' actual results of operations. Please see Halliburton's Form 10-K for the fiscal year ended December 31, 1997 for a more complete discussion of such risk factors.


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

                               HALLIBURTON COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                       Quarter Ended
                                          March 31
                                    --------------------
                                      1998        1997
                                    --------    --------

                          Millions of dollars except per share data

Revenues
  Energy Group                      $ 1,589.2   $ 1,120.3
  Engineering and
    Construction Group                  766.1       777.2
                                    ----------  ----------
    Total revenues                  $ 2,355.3   $ 1,897.5
                                    ==========  ==========
Operating income
  Energy Group                      $   185.0   $   117.2
  Engineering and
    Construction Group                   28.8        29.4
  General corporate                      (9.8)       (7.9)
                                    ----------  ----------
    Total operating income              204.0       138.7

Interest expense                        (11.3)       (6.1)
Interest income                           3.4         4.4
Foreign currency gains                    2.4         1.0
Other nonoperating, net                  (0.1)        0.6
                                    ----------  ----------
Income before income taxes
  and minority interests                198.4       138.6

Provision for income taxes              (77.0)      (52.7)

Minority interest in net (income)
  loss of subsidiaries                   (3.6)       (2.9)
                                    ----------  ----------
Net income                          $   117.8   $    83.0
                                    ==========  ==========

Basic income per share              $    0.45  $     0.33

Diluted income per share            $    0.44  $     0.32

Basic average common
   shares outstanding                   262.6       252.7

Diluted average common
   shares outstanding                   266.3       255.5


Per share amounts for the first quarter of 1997 are adjusted for the two-for-one common stock split declared on June 9, 1997, and effected in the form of a stock dividend on July 21, 1997, to shareholders of record on June 26, 1997. Basic and diluted per share amounts are presented in accordance with SFAS 128, "Earnings per Share".


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